UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2024

ZURA BIO LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40598	98-1725736
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

(Address of principal executive offices, including zip code)

(702) 825-9872

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	ZURA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share for $11.50 per share	ZURAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230A05 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement .

On August 12, 2024, Zura Bio Limited, a Cayman Islands exempted company (the “Company”), completed its previously announced exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0001 per share (the “Class A ordinary shares”), which warrants trade on The Nasdaq Capital Market under the symbol “ZURAW” (the “public warrants”), and (ii) private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “IPO warrants”).

In connection with its completion of the Exchange Offer, the Company entered into an amendment, dated August 12, 2024 (the “Warrant Amendment”), to the warrant agreement governing the IPO warrants, dated as of July 16, 2021 (the “Warrant Agreement”), by and between the Company (as successor to JATT Acquisition Corp, the Company’s predecessor and a Cayman Islands exempted company) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent. The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding IPO warrants for Class A ordinary shares at an exchange ratio of 0.27 Class A ordinary shares for each IPO warrant, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer.

Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the IPO warrants at any time while such IPO warrants are exercisable and prior to their expiration, at the office of CST, upon notice to the registered holders of the outstanding IPO warrants at least fifteen days prior to the date of exchange fixed by the Company. The Company has exercised its right, in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered IPO warrants at an exchange ratio of 0.27 Class A ordinary shares for each remaining untendered IPO warrant (the “Post-Offer Exchange”). The Company has fixed the date for such exchange as August 27, 2024.

The Exchange Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time on August 8, 2024. The Company has been advised that a total of 6,703,428 public warrants, or approximately 97.2% of the outstanding public warrants, and a total of 4,080,580 private placement warrants, or approximately 69.0% of the outstanding private placement warrants, were validly tendered and not validly withdrawn in the Exchange Offer and Consent Solicitation, and therefore such warrants consented to the Warrant Amendment. Because consents were received from holders of more than a majority of the Company’s outstanding public warrants and a majority of the Company’s outstanding private placement warrants, the Warrant Amendment was approved.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03 Material Modifications to Rights of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.07 Submission of Matters to a Vote of Securityholders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.07.

Item 8.01 Other Events.

A copy of the press release announcing the settlement of the Exchange Offer and the Company’s exercise of its right to effect the Post-Offer Exchange is attached as Exhibit 99.1 and is incorporated by reference herein.

No Offer or Solicitation

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the IPO warrants or an offer to sell or a solicitation of an offer to buy any Class A ordinary shares in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Exchange Offer and Consent Solicitation were made only through the Schedule TO and prospectus/offer to exchange, and the complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth therein.

A registration statement on Form S-4 relating to the securities to be issued in the Exchange Offer and the Post-Offer Exchange was declared effective.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected timing of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, initially filed with the SEC on July 12, 2024, as amended, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Amendment to Warrant Agreement, dated August 12, 2024
99.1	Press release, dated August 12, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2024

ZURA BIO LIMITED

By:	/s/ Kim Davis
Name:	Kim Davis
Title:	Chief Legal Officer